KW 3/14/14

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-26602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities America, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12325 Port Grace Blvd.
(No. and Street)

LaVista (City) NE (State) 68128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Vaughan (402)399-9111, ext 3101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

[redacted]

14048099

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20/14

OATH OR AFFIRMATION

I, David Vaughan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities America, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President, CFO

Title

GENERAL NOTARY - State of Nebraska
KEVIN L. LAMMERS
My Comm. Exp. Mar. 14, 2016

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

SECURITIES AMERICA, INC.

(an indirect wholly owned subsidiary of
Ladenburg Thalmann Financial Services, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
Securities America, Inc.
La Vista, Nebraska

We have audited the accompanying statement of financial condition of Securities America, Inc. (the "Company"), an indirect wholly-owned subsidiary of Ladenburg Thalmann Financial Services, Inc., filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Securities America, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Eisner Amper LLP

New York, New York
February 27, 2014

SECURITIES AMERICA, INC.

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and cash equivalents	$ 17,301,057
Securities owned, at fair value	1,654,306
Due from clearing brokers, net	10,506,872
Commissions receivable	5,960,525
Agents balances and other receivables, net of allowance of $1,133,090	4,884,215
Notes receivable - agents, net of allowance of $419,000	5,274,697
Due from affiliates	5,309,338
Intangible assets, net	2,645,320
Deferred tax asset	2,326,793
Goodwill	31,875,474
Prepaid expenses and other assets	2,660,805
	$ 90,399,402
LIABILITIES	
Commissions payable	$ 14,921,593
Securities sold, not yet purchased, at fair value	36,040
Accrued compensation	3,850,096
Accrued expenses and other liabilities	2,584,479
Deferred income	848,514
	22,240,722
SHAREHOLDER'S EQUITY	
Common stock, $1 par value; authorized 200 shares, issued and outstanding 100 shares	100
Capital in excess of par value	127,313,347
Accumulated deficit	(59,154,767)
	68,158,680
	$ 90,399,402

See notes to statement of financial condition

NOTE A - DESCRIPTION OF BUSINESS

Securities America, Inc. (the "Company") is a wholly owned subsidiary of Securities America Financial Corporation ("SAFC"), which is wholly owned by Ladenburg Thalmann Financial Services Inc. ("LTS"). LTS is a public company whose stock trades on the NYSE MKT under the symbol LTS. Securities America Advisors, Inc. ("SAA") and Brecek & Young Advisors, Inc. ("BYA") are registered investment advisory firms, wholly owned by SAFC. On November 4, 2011, LTS purchased 100% of the outstanding common stock of SAFC from Ameriprise Financial, Inc. ("Ameriprise").

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also subject to regulation by the Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA"). The Company provides securities distribution and brokerage services and also offers other financial products, including variable annuity insurance products, through a network of independent contractor-brokers and insurance agents.

The Company executes and clears trades on a fully disclosed basis through two unaffiliated brokerage firms: National Financial Services LLC and Pershing LLC (the "clearing brokers").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

In preparing the statement of financial condition in conformity with generally accepted accounting principles ("GAAP") in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statement Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

[2] Cash equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2013 consists of money market funds which are carried at fair value of $10,791,911.

[3] Financial instruments:

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased and certain payables, are carried at fair value or contracted amounts approximating fair value.

[4] Securities transactions:

Securities transactions of the Company are recorded on a trade-date basis. Securities owned are valued at quoted market values, and securities not readily marketable require the Company to estimate the fair value of the securities using the best information available.

[5] Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Intangible assets: (continued)

through undiscounted estimated future cash flows. If undiscounted estimated future cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on estimated future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Estimated future cash flows are based on trends of historical performance and the Company estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

[6] Goodwill:

Goodwill primarily arose in connection with the acquisition of the Company by Ameriprise's former parent in a prior year. Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over its implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test. The annual impairment test performed on December 31, 2013 based on a quantitative assessment did not indicate any impairment of goodwill. There was no change to the carrying amount of goodwill during 2013.

[7] Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

NOTE C - NOTES RECEIVABLE - AGENTS

From time to time, the Company may make loans to its independent contractor financial advisors, primarily to newly recruited advisors to assist in the transition process. The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans (interest ranging up to 6.25%) to the Company's advisors. These notes have various schedules for repayment or forgiveness based on production or retention requirements being met and mature at various dates through 2018. The Company also provides an allowance for doubtful accounts on its receivables from advisors based on historical collection experience. Furthermore, the Company is continually evaluating its receivables for collectability and possible write-offs where a loss is deemed probable.

NOTE D - RELATED PARTY TRANSACTIONS

The Company periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliate. The Company has an expense sharing arrangement with SAA and is allocated overhead expense from its parent, SAFC. Amounts due to and from affiliates of the Company are settled periodically.

Amounts due from affiliates of the Company as of December 31, 2013, are as follows:

	2013
SAFC	$ 5,278,495
SAA	27,948
BYA	2,895
	$ 5,309,338

NOTE E - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with LTS. Taxes currently payable by the Company on a separate company basis will be paid to LTS.

Deferred tax amounts are comprised of the following at December 31, 2013:

Deferred tax assets:	
Allowances for receivables	$ 589,173
Accrued liabilities	1,350,997
Intangible assets	190,311
Stock-based compensation	934,680
Total deferred tax assets	3,065,161
Deferred tax liability:	
Goodwill	(738,368)
Net deferred tax asset	$ 2,326,793

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and therefore, no valuation allowance has been established.

The Company had no unrecognized tax benefits or related interest or penalties accrued for unrecognized tax benefits as of December 31, 2013.

NOTE E - INCOME TAXES (CONTINUED)

Prior to being acquired by LTS, the Company was included in consolidated federal and state income tax returns filed by Ameriprise. Accordingly, the Company jointly, with other members of the consolidated group, and severally is liable for any additional taxes that may be assessed against the group. In connection with the acquisition, Amerprise has agreed to indemnify LTS for any income tax assessments imposed on any member of Ameriprise's consolidated group other than SAFC and its subsidiaries. Ameriprise has disclosed that the IRS is currently auditing its U.S. income tax returns for 2008 through 2011. Ameriprise or certain of its subsidiaries' state income tax returns are currently under examination by various jurisdictions for years ranging from 1997 through 2011 and remain open for all years after 2011. Ameriprise filed its 2012 federal income tax return in the third quarter of 2013, but the IRS has not yet begun its examination of the 2012 return.

NOTE F - EMPLOYEE BENEFIT PLAN

Employees who meet certain eligibility requirements participate in a 401(k) profit-sharing plan sponsored by SAFC. Employee contributions are fully vested at all times. Discretionary employer contributions are fully vested after six years of service.

NOTE G - INTANGIBLE ASSETS

Intangible assets subject to amortization as of December 31, 2013 consist of:

		December 31, 2013		
	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Brokerage relationships	15	$ 4,100,000	$ 1,454,680	$ 2,645,320
Non-compete covenants	4-5	700,000	700,000	0
		$ 4,800,000	$ 2,154,680	$ 2,645,320

NOTE H - STOCK COMPENSATION PLANS

The Company is a participant in LTS' Amended and Restated 1999 Performance Equity Plan (the "1999 Option Plan") and the 2009 Incentive Compensation Plan (the "2009 Option Plan") that provide for the granting of options and other awards to purchase LTS' common stock to certain directors, employees and consultants, at its discretion.

The option plans each provide for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards under the option plans include stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The option plans are administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the option plans may be incentive stock options or non-qualified stock options. An incentive stock option may be granted only through August 27, 2019 under the 2009 Option Plan and May 27, 2009 under the 1999 Option Plan and may only be exercised within ten years of the date of grant (or five years in the case of an incentive stock option granted to an optionee whom at the time of the grant, possesses more than 10% of the total combined voting power of all classes of stock of LTS ("10% Shareholder")).

NOTE H - STOCK COMPENSATION PLANS (CONTINUED)

The exercise price of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS' common stock on date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS' common stock. As of December 31, 2013, LTS had 6,351,480 options available to grant under the 2009 Option Plan and 1,189,654 non-qualified options available to grant under the 1999 Option Plan.

Stock option activity related to options granted by LTS to the Company's employees under the 2009 Option Plan and related information for the year ended December 31, 2013 are provided below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2012	412,500*	1.68		
Forfeited during 2013	(15,000)	1.59		
Issued during 2013	335,000	1.40		
Outstanding at December 31, 2013	732,500	1.55	8.40	$ 1,154,525
Expected to vest	516,081	1.51	8.62	$ 838,277

*Adjusted from 495,000 in prior year

Stock option activity related to options granted by LTS to the Company's independent contractors under the 2009 Option Plan and related information for the year ended December 31, 2013 was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2012	3,906,358*	1.68		
Forfeited during 2013	(88,704)	1.68		
Exercised during 2013	(91,475)	1.68		
Issued during 2013	21,606	1.66		
Outstanding at December 31, 2013	3,747,785	1.68	7.86	$ 5,427,358
Expected to vest	1,743,634	1.68	7.86	$ 2,527,252

*Adjusted from 4,687,630 in prior year

NOTE H - STOCK COMPENSATION PLANS (CONTINUED)

LTS' Qualified Employee Stock Purchase Plan (the "Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS common stock. All full-time employees may use a portion of their salary to acquire shares of LTS' common stock at the end of each option period at a discount of up to 5% below the market price of LTS' common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During the year ended December 31, 2013, 24,654 shares of LTS' common stock were issued to employees of the Company under the Plan at prices ranging from $1.57 to $2.97 per share for an aggregate purchase price of $42,922.

NOTE I - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1" or the "Rule") of the Securities Exchange Act of 1934 and is required to maintain minimum net capital, as defined in the Rule. The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the NFA. The Company uses the alternate method, as permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. Net capital may fluctuate on a daily basis. As of December 31, 2013, the Company had net capital of $10,968,230 which was $10,718,230 in excess of the required net capital of $250,000.

The Company claims exemptions from the provisions of the SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customers' transactions through its primary correspondent brokers on a fully disclosed basis.

NOTE J - COMMITMENTS AND CONTINGENCIES

In connection with a 2010 examination of a Securities America, Inc. branch office, FINRA has been reviewing supervisory procedures surrounding the use of certain consolidated reports. The Company is seeking to resolve the matter with FINRA; such resolution may involve a censure and a fine.

On May 22, 2013, the Massachusetts Securities Division issued a consent order with the Company relating to its investigation into sales of non-traded REIT securities to clients in amounts that exceeded concentration thresholds proscribed in Massachusetts securities laws. Pursuant to the consent order, Securities America, Inc. offered rescission to its Massachusetts clients whose purchases of non-traded REIT securities were allegedly in violation of Massachusetts securities laws, paid a monetary fine, and agreed to certain other relief. A total of 63 clients have exercised rescission rights; payments to those clients total approximately $3,900,000. Tendered securities are carried at fair value.

In the ordinary course of business, in addition to the above disclosed matters, the Company is a defendant in legal, regulatory and arbitration proceedings and may be subject to unasserted claims and arbitrations primarily in connection with its activities as a securities broker-dealer. Such litigation and claims may involve substantial or indeterminate amounts and are in varying stages of legal proceedings. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has provided a liability. Upon final resolution, amounts payable may differ materially from amounts accrued. As of December 31, 2013, the Company believes no liability is required.

NOTE K - FAIR VALUE OF ASSETS AND LIABILITIES

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices in active markets that are directly or indirectly observable for the asset or liability.

Level 3 - Unobservable inputs for the asset or liability where there is little or no market data, which requires the reporting entity to develop its own assumptions.

Money market investments (cash equivalents) together with a mutual fund are measured at their net asset value ("NAV").

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally recognized pricing services or other model-based valuation techniques such as the present value of cash flows. For investments in Real Estate Investment Trusts, the Company has worked with an agent to determine pricing available from buyers in the secondary market and has received broker-dealer quotations.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	Level 1	Level 2	Total
Assets:			
Money market investments	$ 10,791,911		$ 10,791,911
Mutual fund investments	30,300		30,300
Equity security investments	44,534		44,534
Real Estate Investment Trusts		$ 1,579,472	1,579,472
Total assets at fair value	$ 10,866,745	$ 1,579,472	$ 12,446,217
Liabilities:			
Securities sold, not yet purchased	$ 31,036	$ 5,004	$ 36,040

NOTE L - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company uses two third-party clearing brokers. Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory requirements. The Company is subject to credit risk should these brokers be unable to fulfill their obligations. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing brokers. Commissions receivable are due from a large number of mutual funds and insurance companies. These receivables are uncollateralized.

NOTE L - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company has agreed to indemnify the clearing brokers for losses that they may sustain from customer accounts introduced by the Company. At December 31, 2013, there were no amounts to be indemnified to the clearing brokers for customer accounts.

The Company maintains cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.